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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Favrille, Inc.
 (Name of Issuer)

Common Stock, par value $.001 per share
 (Title of Class of Securities)

312088404
 (CUSIP Number)

Robert H. Lorsch
Chief Executive Officer
The RHL Group, Inc.
P.O. Box 17034
Beverly Hills, CA 90210
(310) 476-7002
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 312088404

1. Names of Reporting Persons. The RHL Group, Inc.

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 0

8. Shared Voting Power 30,179,892

9. Sole Dispositive Power 0

10. Shared Dispositive Power 30,179,892

11. Aggregate Amount Beneficially Owned by Each Reporting Person 30,179,892

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 24.9%*

14. Type of Reporting Person (See Instructions) CO

* Assumes 121,111,716 shares of common stock issued and outstanding following the merger of Montana Merger Sub, Inc., a wholly owned subsidiary of Favrille, Inc., with and into MyMedicalRecords, Inc. (formerly mymedicalrecords.com, Inc.), which occurred on January 27, 2009 (the "Merger"). See Item 1, Item 3 and Item 5 below.

CUSIP No. 312088404

1. Names of Reporting Persons. Robert H. Lorsch

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions) OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power 2,625,384*

8. Shared Voting Power 30,179,892**

9. Sole Dispositive Power 2,625,384*

10. Shared Dispositive Power 30,179,892**

11. Aggregate Amount Beneficially Owned by Each Reporting Person 32,805,276

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13. Percent of Class Represented by Amount in Row (11) 26.5%***

14. Type of Reporting Person (See Instructions) IN

* Reflects stock options previously exercisable for MyMedicalRecords, Inc. common stock that became exercisable for shares of Favrille, Inc. as a result of the Merger.

** Reflects shares held directly by The RHL Group, Inc., which is wholly-owned and controlled by Mr. Lorsch.

*** Assumes 121,111,716 shares of common stock issued and outstanding following the Merger. See Item 1, Item 3 and Item 5 below.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the "Issuer Common Stock"), of Favrille, Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer is a virtual Internet-based company with minimal needs for office space to conduct its day-to-day business operations. The Issuer currently utilizes space at temporary facilities in Los Angeles, California and receives company correspondence at a mailing address located at 2934½ Beverly Glen Circle, Suite 702, Los Angeles, CA 90077 and has access to office space at 4401 Wilshire Boulevard, Los Angeles, CA 90010 on an as needed basis.

Item 2. Identity and Background

This Schedule 13D is being filed by The RHL Group, Inc., a corporation organized under the laws of the State of California, and Robert H. Lorsch (together with The RHL Group, Inc., the "Reporting Persons").

The RHL Group, Inc. does not have a principal business office and receives correspondence at P.O. Box 17034, Beverly Hills, CA 90210. Robert H. Lorsch does not have a principal business office and receives correspondence at 2934½ Beverly Glen Circle, Suite 702, Los Angeles, CA 90077.

Robert H. Lorsch wholly-owns and controls The RHL Group, Inc., and is The RHL Group, Inc.'s Chief Executive Officer. The present principal occupation of Robert H. Lorsch is President, Chief Executive Officer and Chairman of the Issuer, Chief Executive Officer and Chairman of MyMedicalRecords, Inc. (formerly called mymedicalrecords.com, Inc.), a Delaware corporation and now a wholly-owned subsidiary of the Issuer ("MMR"), and Chief Executive Officer of The RHL Group, Inc. The RHL Group, Inc.'s principal business is providing consulting services related to business operations and strategic decision-making.

Robert H. Lorsch is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is included as Exhibit 99.1 hereto.

To the best knowledge of the Reporting Persons, none of the Reporting Persons, nor any executive officer or director of the Reporting Persons (as applicable), has, during the past five years, (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Reference is made to the Agreement and Plan of Merger and Reorganization, dated November 8, 2008 (the "Merger Agreement") (the Merger Agreement is Exhibit 99.2 hereto) by and among the Issuer, MMR, and Montana Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (the "Merger Sub"), pursuant to which Merger Sub merged with and into MMR and MMR continued as the surviving corporation and a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the Merger Agreement, the Issuer issued (or reserved for issuance) to MMR stockholders (and holders of its options and warrants) an aggregate 92,599,196 shares of Issuer Common Stock in exchange for all of the outstanding capital stock and rights to acquire capital stock of MMR. As a result of the Merger, the Reporting Persons acquired beneficial ownership of 30,179,892 shares of Issuer Common Stock and Mr. Lorsch's options became exercisable for an additional 2,625,384 shares of Issuer Common Stock.

References to and description of the Merger Agreement set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement.

Item 4. Purpose of Transaction

The information set forth or incorporated by reference in Items 3 and 6 is hereby incorporated by reference herein.

As described in more detail in Item 3 above, each of the Reporting Persons acquired beneficial ownership of shares of Issuer Common Stock upon consummation of the Merger pursuant to the Merger Agreement. The Reporting Persons beneficially own such shares of Issuer Common stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer, and will take such actions as they deem appropriate in light of circumstances existing from time to time.

As contemplated by the Merger Agreement, the Board of Directors of the Issuer was decreased to seven members in connection with the Merger. As contemplated by the Merger Agreement, all then current Directors of the Issuer's Board resigned in connection with the Merger and MMR designated five members to fill such vacancies. One of MMR's designees is Robert H. Lorsch, who serves as Chairman of the Board.

Upon the consummation of the Merger, the Issuer ceased being a "shell company" as such term is defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and MMR became the Issuer's wholly-owned operating subsidiary. MMR provides secure and easy-to-use Web-based storage solutions to a variety of users, including consumers, healthcare professionals, employers, insurance companies, unions and professional organizations, which are designed to facilitate access to medical records and other important documents, such as living wills, birth certificates, advance directives and insurance policies, anytime from anywhere using the Internet. As a result of the Merger, the Issuer's business operations became those of MMR.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of this Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

References to and descriptions of the Merger Agreement incorporated herein are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.

Item 5. Interest in Securities of the Issuer

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated by reference herein.

(a) and (b)

The following disclosure assumes that there are 121,111,716 shares of Issuer Common Stock issued and outstanding, which represents the sum of (i) 41,299,598 shares of Issuer Common Stock that the Issuer represented to be outstanding as of November 8, 2008 in the Merger Agreement and (ii) 79,812,118 shares of Issuer Common Stock issued to MMR stockholders in exchange for all of the outstanding capital stock of MMR on January 27, 2009 pursuant to the Merger Agreement. This does not include (i) 12,787,078 shares issuable pursuant to outstanding options or warrants held by former MMR option holders and warrant holders, (ii) 9,563,841 shares issuable pursuant to outstanding options or warrants held by the Issuer's option holders and warrant holders prior to the Merger, nor (iii) 9,999,992 shares of Issuer Common Stock issuable pursuant to warrants issued immediately prior to the Merger on January 27, 2009 pursuant to the Issuer's Creditor Plan dated November 8, 2008 by and among the Issuer, MMR and Kershaw, Mackie & Co. as the administrative agent.

The RHL Group, Inc. directly owns 30,179,892 shares of Issuer Common Stock, which represents approximately 24.9% of the outstanding shares of Issuer Common Stock. As described in Item 2, Robert H. Lorsch is the Chief Executive Officer of The RHL Group, Inc. and has a 100% ownership interest in The RHL Group, Inc. Therefore, Robert H. Lorsch may be deemed to be the beneficial owner of the Issuer Common Stock held by The RHL Group, Inc. and The RHL Group, Inc. shares voting and dispositive power over such shares of Issuer Common Stock with Robert H. Lorsch.

Robert H. Lorsch directly owns options to purchase 2,625,384 shares of Issuer Common Stock. As holder of a 100% interest in The RHL Group, Inc., Robert H. Lorsch shares voting and dispositive power over the 30,179,892 shares of Issuer Common Stock directly owned by The RHL Group, Inc. Therefore, Robert H. Lorsch beneficially owns directly, and indirectly through The RHL Group, Inc., an aggregate of 32,805,276 shares of Issuer Common Stock, which represents approximately 26.5% of the outstanding shares of Issuer Common Stock.

(c) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Issuer Common Stock during the past 60 days, except as disclosed herein.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference.

References to and descriptions of the Merger Agreement incorporated herein are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits
Number	Description
99.1	Joint Filing Agreement, dated as of January 30, 2009, by and among The RHL Group, Inc. and Robert H. Lorsch. PDF
99.2	Agreement and Plan of Merger and Reorganization, dated as of November 8, 2008, by and among Favrille, Inc., mymedicalrecords.com, Inc. and Montana Merger Sub, Inc. PDF

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2009

THE RHL GROUP, INC.

By: /s/ Robert H. Lorsch
Name: Robert H. Lorsch
Title: Chief Executive Officer

ROBERT H. LORSCH

By: /s/ Robert H. Lorsch